UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 22, 2019

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis plans for Alcon spin-off on April 9, 2019

•	Alcon obtained approval for listing on SIX Swiss Exchange and New York Stock Exchange

•	Alcon will seek effectiveness of Form 20-F registration statement from the US Securities and Exchange Commission

•	Alcon will enter key Swiss SMI® and SPI® indices on first trading day

•	Alcon’s credit rating confirmed as investment grade (Baa2 by Moody’s Investor Service and BBB by S&P Global Ratings) in line with medtech peer group

•	Alcon has secured debt financing of USD 3.5 billion

Basel, March 22, 2019 — Novartis today confirmed that certain important conditions precedent for the 100% spin-off of the Alcon eye care business have been met, including receipt of certain necessary authorizations and rulings. Completion of the transaction, by way of a distribution of a dividend in kind to Novartis shareholders and ADR (American Depositary Receipt) holders, is expected to be on April 9, 2019. In the distribution, each Novartis shareholder will receive 1 Alcon share for every 5 Novartis shares/ADRs they hold on April 8, 2019, close of business.

Approval has been given, subject to customary conditions, by the SIX Exchange Regulation for the listing of the shares of Alcon Inc. on the SIX Swiss Exchange (SIX) pursuant to the International Reporting Standard. Authorization has also been received for the listing of shares in Alcon Inc. on the New York Stock Exchange (NYSE).

Alcon will seek effectiveness of the Alcon Inc. Form 20-F registration statement from the US Securities and Exchange Commission (SEC). The Alcon Inc. 20-F registration statement is available at www.sec.gov and can also be accessed at the following link after its publication with the SEC: https://www.novartis.com/sites/www.novartis.com/files/alcon-20f-filing-2019.pdf.

Shares in Alcon Inc. are expected to be listed and traded from April 9, 2019 on the SIX and the NYSE under the ticker symbol “ALC”. Alcon will also be included in both the Swiss Market Index (SMI®) and Swiss Performance Index (SPI®) from the first day of trading, as recently announced by the SIX.

Alcon has secured debt financing of USD 3.5 billion through a group of banks. The Alcon credit rating will be investment grade following the spin-off. Moody’s Investor Service and S&P Global Ratings have rated Alcon at Baa2 and BBB, respectively, with a stable outlook.

Bank of America Merrill Lynch and UBS AG are advising Novartis on the transaction.

Important information about the Alcon spin-off

Shares of Novartis will continue to trade on the SIX under the symbol “NOVN”. Any holders of Novartis shares who sell them prior to the close of trading on April 8, 2019 will also be forfeiting their right to receive Alcon shares in the distribution. Novartis ADRs will continue to trade “regular-way” on NYSE under the symbol “NVS”. Any holders of Novartis ADRs who sell them “regular-way” prior to the close of trading on April 8, 2019 will also be forfeiting their right to receive Alcon shares in the distribution.

Between the ADR record date of April 1, 2019 and through April 10, 2019, Novartis ADR holders cannot convert their Novartis ADRs into Novartis ordinary shares and vice versa.

As opposed to a typical US domestic spin-off, and in order to align trading between the Swiss and US markets, there will be no “ex-distribution” trading of Novartis ADRs, nor “when-issued” trading of Alcon shares, prior to the spin-off. Shareholders will not have the ability to trade Novartis ADRs ex-dividend on the NYSE during the period between the day before the ADR record date and the spin-off completion date and will not have the ability to trade Alcon on a “when-issued basis” on either the SIX or the NYSE prior to the spin-off. Beginning on April 9, 2019, shareholders will be able to trade Alcon shares in the regular-way market on both the SIX and NYSE under the symbol “ALC”.

Timeline for planned April 9, 2019 spin-off1

Date	Event
February 28, 2019	Approval of the planned 100% spin-off of Alcon eye care business at the Annual General Meeting of shareholders of Novartis AG
March 29, 2019	Last day for conversion of ADRs into Novartis shares (and vice versa)
April 1, 2019	ADR record date
April 8, 2019	Cum-dividend date (last day of trading Novartis shares and ADRs including right to receive Alcon shares)
April 8, 2019, close of business	Distribution of Alcon shares to Novartis ADR holders (payment date for ADR holders)[2]
April 9, 2019

Ex-dividend date (first day of trading Novartis shares and ADRs excluding the right to receive Alcon shares)

Listing and first day of trading of Alcon shares on the SIX (9.00am CET) and the NYSE (9:30am EST)

Inclusion of Alcon in the SMI® and SPI® Indices

April 9, 2019 or shortly after[3]	Credit of Alcon shares to Novartis shareholders by their bank or broker
April 11, 2019	First day ADR holders may again convert their Novartis ADRs into Novartis ordinary shares (and vice-versa)
On or around April 23, 2019	Distribution of net cash proceeds for fractions of shares[4]
1.	Summary description only; for more detail on the expected timeline for the spin-off, please refer to the Alcon Inc. Form 20- F and the Swiss listing prospectus, once available
2.	ADR holders should consult with their intermediary or broker concerning the mechanics of owning Alcon Shares held in street accounts and the date as of which they can expect to begin trading Alcon Shares through their intermediary or broker
3.	Shareholders should contact their bank, broker or other nominee for further information about their account and when they will be able to begin trading their Alcon shares
4.	For details regarding the aggregation and sale of fractional shares, please refer to the Alcon Inc. Form 20-F and the Swiss listing prospectus, once available

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “plans,” “will,” “secured,” “expected,” “outlook,” “planned,” or similar expressions, or by express or implied discussions regarding the potential completion of the announced spin-off of Alcon; regarding whether the spin-off is in the best interests of shareholders, regarding the future commercial performance of Novartis or of a separate Alcon business, or regarding any potential strategic benefits, synergies or opportunities as a result of the spin-off; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that the proposed spin-off will be completed in the expected form or within the expected time frame or at all. Neither can there be any guarantee that Novartis or a separate Alcon business will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the spin-off, within any particular time frame, or at all. Nor can there be any guarantee that shareholders of Novartis or Alcon will achieve any particular level of shareholder returns. Neither can there be any guarantee that the spin-off of Alcon will in fact be in the best interests of shareholders, or that the Novartis Group or any of its divisions, or a separate Alcon business, will be commercially successful in the future, or achieve any particular credit rating or financial results. In particular, our expectations could be affected by, among other things: an unexpected failure to satisfy the required closing conditions, or unexpected delays in meeting these requirements; the potential that the strategic benefits, synergies or opportunities expected from the proposed spin-off may not be realized or may take longer to realize than expected; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; regulatory actions or delays or government regulation generally; the inherent uncertainties involved in predicting shareholder returns; a failure to successfully separate Alcon from the Novartis Group subsequent to the completion of the spin-off, or within the expected time frame; potential adverse reactions to the proposed spin-off by customers, suppliers, strategic partners or key Alcon personnel and potential difficulties in maintaining relationships with such persons; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; the ability of Alcon as a standalone company to obtain or maintain proprietary intellectual property protection; safety, quality or manufacturing issues, including withdrawal of products from the market; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally; uncertainties involved in the development or adoption of potentially transformational technologies and business models; general political and economic conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products or those of Alcon as a standalone company; and uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems or those of Alcon as a standalone company; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission or in the Form 20-F filed by Alcon with the SEC, as amended from time to time, and the corresponding Swiss listing prospectus once available. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

This press release is not an offer to sell, or a solicitation of an offer to buy or sell, any securities of Novartis or, following the proposed spin-off, of Alcon, and may not be relied upon in connection with the purchase or sale of any such security. Should you wish to invest in Alcon, you should do so solely on the basis of information Alcon will file with the SEC or in the corresponding Swiss listing prospectus at or around the time of the spin-off, including the section “Risk Factors” included in the Alcon Inc. Form 20-F registration statement and the Swiss listing prospectus, respectively. The information filed with the SEC will be available on the SEC’s website at www.sec.gov.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach more than 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 130 000 people of nearly 150 nationalities work at Novartis around the world. Find out more at www.novartis.com.

About Alcon

Alcon is the global leader in eye care. As a division of Novartis, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our products touch the lives of more than 260 million people each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors, and there are millions more who are waiting for solutions to meet their eye care needs. Our purpose is reimagining eye care, and we do this through innovative products, partnerships with eye care professionals and programs that enhance access to quality eye care. Learn more at www.alcon.com.

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Novartis Media Relations

Central media line: +41 61 324 2200

E-mail: media.relations@novartis.com

Paul Barrett Novartis Global External Communications +41 61 324 5224 (direct) +41 79 797 8137 (mobile) paul.barett@novartis.com	Wes Warnock Alcon Global External Communications +1 817 615 2501 (direct) +1 210 240 4998 (mobile) wes.warnock@alcon.com

Eric Althoff

Novartis Global External Communications

+41 61 324 7999 (office)

+41 79 593 4202 (mobile)

eric.althoff@novartis.com

Novartis Investor Relations

Central investor relations line: +41 61 324 7944

E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Richard Pulik	+1 212 830 2448
Pierre-Michel Bringer	+41 61 324 1065	Cory Twining	+1 212 830 2417
Thomas Hungerbuehler	+41 61 324 8425
Isabella Zinck	+41 61 324 7188

Alcon Investor Relations
Central investor relations line: +1 817 615 2789

E-mail: investor.relations@alcon.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: March 22, 2019	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting